March 30, 2005


Mail Stop 05-10

Calvin B. Massmann
Senior Vice President, Chief Financial Officer and Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027


Re:	Tractor Supply Company
	Form 10-K for the fiscal year ended December 25, 2004
      File No. 000-23314

Dear Mr. Massmann:

		We have reviewed your filing and have the following comments. This is to advise you that we reviewed only those portions of the above filings that relate to the Item 9A disclosure and the accounting for leases and leasehold improvements. No further review of the filing has been or will be made. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A.

Evaluation of Disclosure Controls and Procedures
1. We note your disclosure that your principal executive officer and principal financial officer concluded that the controls and procedures "were not effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).
2. We note a material weakness in the company`s internal controls was identified and that previously issued financial statements were restated. Revise to disclose, if true, that no additional remediation is necessary to cure the material weakness. Otherwise, disclose any additional steps that the company plans to take to cure the material weakness. In addition, disclose when the material weakness first began.

Management`s Report on Internal Control over Financial Reporting
3. We note your disclosure on page 29 that the Company`s internal control over financial reporting is "designed to provide reasonable assurance to the Company`s management and Board of Directors regarding the preparation and fair presentation of published financial statements." Please revise to state, if true, that the controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives, not that they are designed to provide reasonable assurance to management.


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mindy Hooker, Staff Accountant, at (202) 824-5459 or in her absence, Nathan Cheney, Assistant Chief Accountant, at
(202) 942-1804 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 824-5221 or in her absence, Leslie Sheppard, Senior Staff Attorney, at (202) 942-1887, or me at
(202) 942-1950 with any other questions.


Sincerely,


Pamela A. Long
Assistant Director

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Tractor Supply Company
March 30, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE